Securities and Exchange Commission May 6, 2022 Page 1	dentons.com

May 6, 2022

Jessica Ansart, Esq.

Celeste Murphy, Esq.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549-3010

Re:	Bright Green Corp Registration Statement on Form S-1 Originally Filed March 28, 2022 File No. 333-263918

Dear Ms. Ansart and Ms. Murphy:

By your letter dated May 6, 2022 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to Amendment No. 2 to the Registration Statement on Form S-1 (as amended, the “Registration Statement”) filed on May 4, 2022, by our client, Bright Green Corporation (the “Company”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are filing Amendment No. 3 to the Registration Statement via the EDGAR system (“Amendment No. 3”). The changes made in Amendment No. 3 reflect the responses of the Company to the Staff’s comments as set forth in the SEC Letter.

For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the marked version of Registration Statement and to the prospectus included therein.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors

Risks Related to Ownership of Our Common Stock, page 17

1.

We note that the forum selection provision in your Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any “derivative action.” Revise to clearly and prominently describe the provision in an appropriate section of the prospectus, and also revise this section to address the associated risks. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the Page 3 rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Finally, please be certain your risk factor disclosure includes the risks that your exclusive forum provision may result in increased costs for investors to bring a claim and that the provision can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response:

We respectfully note the Staff’s comment and note that the Company plans to adopt the amended and restated certificate of incorporation and amended and restated bylaws, substantially in the forms attached as Exhibits 3.2 and 3.4 to Amendment No 3. We note that the planned amended and restated certificate of incorporation will not include a forum selection provision. We also note that the newly-adopted bylaws will include such a provision. We direct you to page 22 of Amendment No. 3, which adds a risk factor disclosing the potential risks of such an exclusive forum provision in the planned amended and restated bylaws. We also direct you to page 49 of Amendment No. 3 which has been revised to include additional disclosure concerning potential anti-takeover effects of such provision in the planned amended and restated bylaws.

Securities and Exchange Commission May 6, 2022 Page 2	dentons.com

Exhibit Index, page II-5

2.

We note that you have now filed all exhibits with your amended registration statement. We also note, however, that it appears as though Exhibit 10.1, the Memorandum of Agreement between Bright Green Corporation and the Department of Justice, Drug Enforcement Administration, and Exhibit 10.2, the Executive Employment Agreement with Edward Robinson, are not executed versions of these agreements. Please refile the final executed versions of these agreements or, in the alternative, advise as to why they are not available to be filed.

Response:

We respectfully note the Staff’s comment and direct the staff to the final executed versions of each of these agreements, filed as Exhibits 10.1 and 10.2, respectively, with this Amendment No. 3.

*	*	*	*	*

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 212-768-5384 or grant.levine@dentons.com, or Zachary Weiss at 212-398-5792 or zach.weiss@dentons.com, respectively.

Very truly yours,

/s/ Grant Levine
Grant J. Levine

GL